September 2, 2008
VIA TELEFAX AND FEDEX
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities
     and Exchange Commission
100 F. St. Street, NE
Washington, DC 20549

Re:	Sunair Services Corporation Form 10-K for the year ended September 30, 2007 Filed 01/15/08 Form 10-Q for the quarter ended March 31, 2008 Filed 05/15/08 File No. 001-04334
Dear Ms. van Doorn:
     This letter is in response to your letter to Mr. John J. Hayes, our former Chief Executive Officer and President, dated August 8, 2008. Your letter requested a response from Sunair Services Corporation (“Sunair”) within ten business days, on or before August 22, 2008, however, pursuant to our conversation on August 21, 2008, whereby I requested additional time to respond, an extension was allowed and the response is due on September 1, 2008. As September 1, 2008 was a holiday I am sending the response today. Attached, please find our response. Please note that the format of the response first sets out the comments from the August 8th letter and then provides Sunair’s response.
     We look forward to working with you in answering any further questions or comments that you may have with respect to our response. Should you have any questions or further comments regarding Sunair’s response, please contact the undersigned at (561) 208-7400 or at the address appearing above.

Very truly yours,
/s/
Edward M. Carriero, Jr.
Chief Financial Officer

cc: Jack Ruff

Form 10-K for the year ended September 30, 2007
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
1.     We note your response to comment 1. To the extent that you continue to refer to the valuation specialist in future filings, please clarify the specialist’s role in your disclosure similar to the information included in your response to us.
Company Response: The Company supplementally advises the Staff that we will revise our future filings and delete the reference to the valuation specialist as follows:
A valuation study was performed at the time of acquisition of Middleton to determine the value and estimated life of customer lists purchased in order to assist management in determining an appropriate method in which to amortize the asset.
Item 8- Financial Statements and Supplementary Data
Note 1 — Business Activity and Summary of Significant Accounting Policies, page 34
2.     We note your response to comment 4 and your proposed disclosure. You state that you recognize revenue over the life of your pest control service contracts in proportion to the direct costs that you incur. You also state that at the inception of a new baiting services contract, the system is installed, and you recognize revenue for the installation of the monitoring stations, initial directed liquid termicide treatment and rendering of the initial monitoring services. The remaining portion of the annual fees billed are deferred and recognized as the remaining monitoring services are rendered over the annual period.
•	Since you determine the amount of annual fees to recognize and to defer using an estimate of the total direct costs expected to be incurred over the life of the contract, please tell us how your estimates of direct costs compare to your actual experience.

•	Furthermore, since you also offer customers the ability to renew their contracts for an additional year of monitoring services, please tell us how the amount of initial annual fees that is deferred in the first year for monitoring services compares to the amount charged for the renewal, which represents another year of monitoring services.

•	Lastly, please address your customers’ ability to terminate their contracts and tell us if there is a right to a refund

Company Response: The Company supplementally advises the Staff as follows:
•	The direct costs that are referenced in our revenue recognition policy related to our pest control services consists primarily of direct labor with a smaller percentage of the direct costs attributable to the cost of chemicals used to provide the services. The estimates of direct costs that are used to recognize revenue are based on actual experience. As indicated in our earlier response pest control services are rendered on a semi-annual basis. Our estimates of direct costs are determined based on historical experience. The fees are allocated in direct proportion to the estimated direct labor and cost of chemical incurred for each visit. The initial visit made to the customer involves a greater allocation of our resources and therefore higher direct labor costs as well as chemicals. This first visit is referred to as the initial treatment and includes a greater level of effort by our employees as well as higher usage of chemicals. The follow up visit takes place later in the year and this visit requires minimal effort on our part and very little use of chemicals as it consists of a walk around the perimeter of the property that was treated in the initial visit.

•	The fee that is charged to our customers for the renewal of monitoring services is the same amount as the fee that is charged to our customers for the initial annual monitoring fee.

•	The customer has the ability to terminate their pest control and termite baiting contracts upon 30 days notice to the Company. However they are not entitled to a refund so there is no right to a refund. In addition, the Company advises the Staff that because the fees are paid up front by our customers it is very rare for our customers to cancel their services contract until their next renewal date.
3.     We note your responses to comments 4 and 6. You stated that the sale of telecommunication devices by Telecom FM are recorded when products are shipped, risk of loss has passed to unaffiliated customers, and collectability is reasonably assured. You also state that the sales of telecommunication devices by Telecom FM are not multiple-element arrangements. However, per review of Telecom FM’s website, www.telecomfm.co.uk, in addition to the sales of your product you also provide services to customers including training, customer support, and installation. Please reconcile your responses to us with the information provided on your website. To the extent that services are provided to customers, please tell us how you account for these services and the accounting guidance that you relied upon to determine your revenue recognition policy.

Company Response: The Company supplementally advises the Staff that while training is offered it does not require incremental effort as it is information that is provided to our customers online as to how to go about performing certain functions. It more closely resembles a “how to” or “help” tutorial online. We have only provided hands on training to one of our customers requiring resources which was a half day training program offered once to our customer over two years ago. Thus, our position is that we are not providing training to our customers which would result in an allocation of revenues to those services as required under a multiple element arrangement.
The Company also advises the Staff supplementally that for the majority of our product sales the customers utilize their own engineers or the sub-contactors to install the equipment. The installation of our products is not very difficult and can usually be accomplished from the instruction manual. It is very rare for a customer to utilize our resources for installation of our equipment. In those rare instances where we did provide instillation services the fees were charged separately from the related product sale. For the year ended September 30, 2007, installation revenues are minimal and amounted to $8,500 out of a total of $11.6 million. These insignificant installation revenues were recognized in the month of completion and billing.
4.     You also stated in your proposed disclosure that you recognize revenues from liquid and drywood termite application when the services are rendered. Please provide us with more details regarding these arrangements including the length of the contracts related to these treatments and when the applications are performed. If these treatments are generally one-time applications, please tell us if reapplications are ever required / provided, and, if so, tell us if any costs are accrued for such applications.
Company Response: The Company supplementally advises the Staff that our termite contracts are annual contracts. The termite applications are performed in the initial contract year. The renewal of these services consists of an annual physical inspection for termite activity and is recognized when services are provided. Reapplications do not occur in the vast majority of renewals and if they do they are very rare and consist of partial or spot treatments. We do not accrue those costs as they are incurred in the same annual period as the renewal period.
Note 11 — Sales of Securities — Private Placements, page 48
5.     We note your response to comment 7. You state that the management agreement was separately discussed, review, and negotiated; however, the management services agreement, filed as Exhibit 10.3 in your 8-K dated March 25, 2005, states that you entered into the management services agreement pursuant to which RPC will provide certain management services to your company “in accordance with the terms of the purchase agreement.” Furthermore, we note that the management fee for the initial term (one year) will be tied to the purchase price of the securities; thus, it appears to us that the sale of securities and the management services agreement were contemplated simultaneously. You also state that you believe the terms of the management services agreement to be at market value. In light of the fact that the first year of management fees is based on 1/16 of the purchase price of the securities and the following years are based on 1% of gross revenues from operations of your company, please tell us how you determined that the terms are at market rates.
Company Response: The Company supplementally advises the Staff that in our consideration of the accounting treatment of the warrants, we reviewed EITF 96-18 which addresses the accounting for equity instruments issued in conjunction with selling goods or services, such as a sales incentive. We concluded that the warrants were not issued as an incentive to RPC Financial Advisors, LLC (the “Manager”) to enter into the Management Services Agreement (the “MSA”) and therefore not used to acquire services from the Manager. We believe the terms of the MSA to be at market value and therefore the compensation contained in the MSA was sufficient to induce RPC to enter into the MSA. Therefore, we concluded the warrants should not be accounted for as consideration for future services under EITF 96-18.
     We acknowledge that although the MSA was separately discussed, reviewed and negotiated from the terms of the sale of the units sold, the agreements were contemplated simultaneously. The Purchase Agreement provided that the Company would sell up to 5,000,000 units to Coconut Palm Capital Investors II, Ltd. A unit was made up of one share of the Company’s common stock, a warrant to purchase an additional share of common stock at $6.00 per share, and a warrant to purchase an additional share of common stock at $7.00 per share. The warrants were never contemplated or discussed as additional compensation to the Manager for its duties under the MSA. The warrants were a part of each unit sold.
     The MSA was an important, but separate aspect of the transaction. It allowed Sunair to redirect its focus from the high frequency radio and telecommunications equipment business to the lawn and pest control business without the need to significantly add senior management personnel to its payroll. The Manager provided critical assistance implementing the strategy, including but not limited to (i) locating, supervising due diligence, and negotiating the Company’s platform acquisition, Middleton Pest Control, (ii) assisting the Company with equity raising and investor relations, (iii) assisting the Company in its debt financing, and (iv) assisting in the divestiture of its core businesses. The parties negotiated a fee range that they each independently concluded at the time was a fair rate. The Board of Directors of the Company concluded the fee for the services was a market rate. The fee range discussed and agreed upon was then tied to a ratio of the purchase price due to the fact that at the time of execution of the Purchase Agreement, the amount of the investment was unknown. A ratio of the purchase price was used because the parties believed that the size of the purchase price had a direct correlation to the services needed. That is, if the equity capital and thus the purchase price of the units was $25,000,000, rather than $10,000,000, the platform company acquired would be larger, the amount of debt would be greater and the need for future equity would be greater, thus requiring greater involvement by the Manager. In addition, it was determined that it was not appropriate to align the fee to a percentage of revenue of the Company at that time because the level of revenue was low and a fee based on a percentage of revenue would also be too low. The parties discussed what the management services would be and the role and level of involvement of the Manager.

     As examples of services provided by the Manager, when the Company sought to raise equity capital in late 2005, the Company also hired an investment banker to underwrite and market the offering. The Manager’s role was to assist the Company in the negotiation of the investment banker’s engagement, and to manage and oversee the process. As a further example of the Manager’s role, when the Company sought to acquire its platform pest control business, the Company utilized a broker to review and contact targets. The Manager assisted the Company and managed the process. The Manager pursuant to the MSA added depth to Company management but it was not the sole investment banking services utilized. In the examples provided above, the Manager acted as a liaison and manager of the investment bankers and brokers.
     The Company recognized the Manager’s role and importance when pursuant to the terms of the MSA, the management fee was scheduled to change after one year to an amount equal to 1% of the gross revenue of the Company, the Board of Directors of the Company voted to amend the MSA to continue the originally established fee for the remainder of the term of the MSA. More recently, as the Company’s strategy has been implemented, the services of the Manager are not as extensive as in prior years. The Board of Directors of the Company on February 8, 2008, entered into a new MSA at a reduced fee. The Board of Directors of the Company determined the fee paid to the Manager at the time of execution of the MSA was at fair market value. The Board has subsequently reviewed the fee and adjusted it according to the level of services needed and provided.
Note 12 — Discontinued Operations, page 48
6.     We note your response to comment 8. You advised us that the tax matters are only partially resolved and therefore the $750,000 of cash remains in escrow. Since this cash will only be released to you upon the resolution of these tax matters, please tell us why you determined that it was appropriate to recognize and immediate gain on the sale of Percipia, rather than deferring the gain until the tax matters are resolved.
Company Response: The Company supplementally advises the Staff that we established an accrual of $750,000 for anticipated transaction costs and these tax matters. Thus, it was appropriate for us to recognize an immediate gain on the sale of Percipia.
Note 17 — Segment and Geographic information, page 52

7.     We note your response to comment 9. You state that your Chief Operating Decision Makers (CODMs) review the financial information of each of the pest control and lawn and shrub care businesses at the revenue and gross margin level. You also state the sales and certain operating costs are evaluated by service type. Therefore, it is not clear to us why you do not consider these different services to be separate operating segments in accordance with paragraph 10 of the SFAS 131 since your CODMs do not review the operating revenue results of the different businesses. Please explain further.
Company Response: The Company supplementally advises the Staff that in our earlier response we indicated that Chief Operating Decision Makers (CODM’s) reviews the financial information for these lines of service at the revenue and gross margin level. However, we also indicated that our financial systems provide partial cost of sales information (direct labor and chemical costs) for these services since our financial systems does not allocate all operating expenses (i.e. 1) vehicle expense including fuel, insurance and repairs and maintenance, 2) occupancy costs, 3) job supplies, 4) payroll taxes and benefits, 5) training and vacation costs...etc.) nor does it allocate administrative expenses to these services. Decisions made by our CODMs regarding allocation of resources or operational matters are not made based on the type of service that is provided. We are not organized by service line. That is we are not organized by pest control and lawn and shrub care services. We are organized by branches and district levels each of which contains all types of services (i.e. pest control, lawn care and termite services). Our profitability is monitored on the branch district levels not by lines of service. Decisions regarding allocation of resources are based on the performance and needs of our branches and districts which include all of our services. For the reasons noted above we do not believe that these services meet the definition of operating segments in accordance with paragraph 10 (b) and (c) of SFAS 131. Paragraph 10 (b) states “Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance”. These decisions are made by our CODM only at the branch level and not at the service level. Paragraph 10(c) states” For which discrete financial information is available” — as indicated above discrete financial information is only available at the branch level and not the service level. For all of the reasons noted above it is our position that the services do not meet the definition of operating segments.
Form 10-Q for the quarter ended March 31, 2008
8.     We note your response to comment 11. You stated that cash flows from operating activities generated by Middleton for the six months ended March 31, 2008 were $1.5 million; however, cash flows used in operating activities for the consolidated company for the six months ended March 31, 2008 were ($1.9). Please reconcile these two amounts. Furthermore, you state that at March 31, 2008 your year to date projections that were utilized in your September 30, 2007 good will valuation analysis were in line with actual year to date results; however, we note you used the 15.3% growth rate for 2008 in your September 30, 2007 analysis. Please explain to us how you determined that this still appears reasonable based on your results through March 31, 2008.

Company Response: The Company supplementally advises the Staff that the difference in cash flows is primarily attributable to the results of Telecom which for the six months ended March 31, 2008 used cash flows from operating activities of ($1.1) million. In addition, Corporate had negative cash flows of ($2.3) million which are comprised of costs that are not directly attributable to the operations of Middleton.
The operations of the Company are seasonal in nature with the last two quarters of the year expected to be the strongest in terms of revenue growth. We performed an analysis of our budget to actual for the six months ended March 31, 2008 and while the revenues indicated a shortfall of $2.2 million or 7.9% shortfall as compared to the projected revenues that were utilized in our September 30, 2007 goodwill analysis, our net income was $1.4 million ahead of our projected net income for the six months ended March 31, 2008. During the fiscal year ended September 30, 2007 and throughout 2008, the Company implemented a number of cost cutting initiatives that have resulted in reduced operating expenses, enabling the Company to remain slightly ahead of our projections with respect to net income for the six months ended March 31, 2008.
We performed an interim impairment review using nine months actual through June 30, 2008 and three months of budgeted amounts for the quarter ended September 30, 2008 and reached the same conclusion that no impairment indicators existed at that date. The following key metrics were noted for the reporting unit using the nine months actual through June 30, 2008 and three months budgeted amounts:

EBITDA	$5.0 Million
EBIT	$0.6 Million
NET INCOME	$0.1 Million
As compared to the projections that were utilized in our 9/30/07 goodwill valuation, our revenues were short $1.9 million or 4.4%, but our net income line was only short by $0.2 million as compared to our projections, as we were able to make up some of the revenue shortfall with a reduction in expenses. Based on our internal review, we do not believe that impairment indicators existed at March 31, 2008 or June 30, 2008. It is our plan to perform our annual goodwill imparment test in the quarter ending September 30, 2008.

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